Exhibit 99.1

KOREA ELECTRIC POWER CORPORATION
AND SUBSIDIARIES
Consolidated Financial Statements
(Unaudited)
As of June 30, 2004 and 2005

Korea Electric Power Corporation and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and June 30, 2005
(Unaudited)
(In millions of Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
Assets	2004		2005	2004	2005

Property, Plant and Equipment (notes 1, 3 and 5):
Utility plant	W	83,000,316	86,313,729	$81,023,346	$84,257,838
Less: accumulated depreciation		(24,008,733)	(26,740,445)	(23,436,873)	(26,103,519)
Less: construction grants		(3,182,366)	(3,395,156)	(3,106,566)	(3,314,287)

		55,809,217	56,178,128	54,479,907	54,840,032
Construction in-progress		7,516,932	7,802,213	7,337,888	7,616,373

		63,326,149	63,980,341	61,817,795	62,456,405

Investments and others:
Long-term investment securities (note 6)		1,545,512	1,623,064	1,508,700	1,584,405
Long-term loans (note 7)		322,889	344,194	315,198	335,996
Long-term other accounts receivable, less discount on present value of W 35,576 in 2004 and W 6,625 in 2005 and allowance for doubtful accounts of W16,013 in 2004 and W 15,500 in 2005 (note 18)		88	88	86	86
Non-current deferred income tax assets		1,307,650	1,453,174	1,276,503	1,418,561
Currency and interest rate swaps (note 20)		314,755	403,677	307,258	394,062
Intangibles, net (note 4)		611,958	557,226	597,382	543,954
Current deferred income tax assets Other non-current assets (notes 8 and 16)		256,571	273,474	250,460	266,960

		4,359,423	4,654,897	4,255,587	4,544,024

Current assets:
Cash and cash equivalents (note 16)		1,669,497	1,706,730	1,629,732	1,666,077
Trade receivables, less allowance for doubtful accounts of W 38,560 in 2004 and W 39,318 in 2005 (notes 16 and 25)		1,705,741	1,667,101	1,665,112	1,627,393
Other account receivables, less allowance for doubtful accounts of W 22,721 in 2004 and W 6,860 in 2005 and present value discount of W14,125 in 2004 (notes 16 and 25)		494,347	206,191	482,572	201,280
Short-term investment securities		52,168	36,266	50,925	35,402
Short-term financial instruments		158,968	462,416	155,182	451,402
Inventories (note 9)		1,708,031	1,861,049	1,667,348	1,816,721
Current deferred income tax assets		—	152,881	—	149,240
Other current assets (notes 7 and 10)		179,361	269,561	175,089	263,141

		5,968,113	6,362,195	5,825,960	6,210,656

Total assets	W	73,653,685	74,997,433	$71,899,342	73,211,085

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2004 and June 30, 2005

(Unaudited)

(In millions of Won and in thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2)
Liabilities and Shareholders' Equity	2004		2005	2004	2005
Stockholders’ equity:
Common stock of W 5,000 par value
Authorized — 1,200,000,000 shares Issued and outstanding — 640,748,573 shares	W	3,203,743	3,203,743	$3,127,434	3,127,434
Capital surplus (note 11)		14,543,916	14,535,630	14,197,497	14,189,408
Retained earnings (note 12)		23,139,835	23,952,944	22,588,671	23,382,413
Capital adjustments (note 13)		(408,311)	(388,852)	(398,586)	(379,590)
Minority interest in consolidated subsidiaries		123,099	128,955	120,167	125,883

Total shareholders’ equity		40,602,282	41,432,420	39,635,183	40,445,548

Long-term liabilities:
Long-term borrowings (notes 15 and 25)		15,072,766	15,703,393	14,713,750	15,329,357
Reserve for retirement and severance benefits, net (note 17)		886,367	979,476	865,255	956,146
Liability for decommissioning cost		6,259,369	6,655,162	6,110,278	6,496,644
Reserve for self-insurance		93,352	92,588	91,128	90,383
Currency and interest rate swaps (note 20)		366,508	246,398	357,778	240,529
Non-current deferred income tax liabilities		1,667,842	1,980,902	1,628,116	1,933,719
Other long-term liabilities		445,731	450,770	435,114	440,033

		24,791,935	26,108,689	24,201,419	25,486,811

Current liabilities:
Trade payables (notes 16 and 25)		759,411	688,671	741,323	672,268
Other accounts payable (notes 16 and 25)		848,199	638,050	827,996	622,852
Short-term borrowings (notes 14 and 15)		413,609	1,343,264	403,757	1,311,269
Current portion of long-term debt (note 15)		4,227,710	3,073,775	4,127,011	3,000,561
Income tax payable		1,105,515	717,017	1,079,183	699,939
Accrued expenses (note 16)		256,218	226,074	250,115	220,689
Dividends payable		2,501	2,031	2,441	1,983
Current deferred income tax liabilities		—	47,133	—	46,010
Other current liabilities (notes 16 and 19)		646,305	720,309	630,911	703,152

		8,259,468	7,456,324	8,062,737	7,278,723

Total liabilities		33,051,403	33,565,013	32,264,156	32,765,534

Commitments and contingencies (note 26)

Total shareholders’ equity and liabilities	W	73,653,685	74,997,433	$71,899,339	73,211,082

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Income

For the six-month periods ended June 30, 2004 and 2005

(Unaudited)

(In millions of Won and in thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2004		2005	2004	2005
Operating revenues:
Sale of electricity (note 25)	W	11,005,352	11,684,318	$10,743,217	$11,406,011
Other operating revenues		369,411	355,340	360,612	346,876

		11,374,763	12,039,658	11,103,829	11,752,887

Operating expenses (notes 21, 22 and 25):
Power generation, transmission and distribution		7,653,505	8,319,527	7,471,208	8,121,366
Purchased power		680,722	302,546	664,508	295,340
Other operating costs		166,819	495,290	162,846	483,493
Selling and administrative expenses		583,744	657,077	569,840	641,426

		9,084,790	9,774,440	8,868,402	9,541,625

Operating income		2,289,973	2,265,218	2,235,427	2,211,262

Other income (expense):
Interest income		53,518	40,113	52,243	39,158
Interest expense		(393,222)	(324,052)	(383,856)	(316,333)
Gain (loss) on foreign currency transactions and translation, net		303,774	218,244	296,538	213,046
Donations		(87,958)	(135,489)	(85,863)	(132,262)
Equity income of affiliates, net (note 6)		95,912	106,297	93,627	103,765
Gain on disposal of investments, net		7,472	—	7,294	—
Gain (loss) on disposal of utility plant, net		340	8,668	332	8,462
Valuation gain on currency and interest rate swaps, net (note 20)		(14,798)	128,953	(14,446)	125,881
Other, net		70,433	50,207	68,755	49,011

		35,471	92,941	34,624	90,728

Ordinary income		2,325,444	2,358,159	2,270,051	2,301,990

Income taxes (Note 23)		(850,792)	(821,759)	(830,527)	(802,186)

Income before minority interest		1,474,652	1,536,400	1,439,524	1,499,804

Minority interest in earnings of consolidated sub.		(12,734)	(11,556)	(12,431)	(11,281)

Net income		1,461,918	1,524,844	1,427,093	1,488,523

Basic earnings per share (note 24)		2,321	2,422	2.27	2.36

Diluted earnings per share (note 24)	W	2,287	2,387	$2.23	2.33

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the six-month periods ended June 30, 2004 and 2005

(Unaudited)

(In millions of Won and in thousands of U.S. dollars)

	Won
	Common		Capital	Retained	Capital	Minority
	stock		surplus	earnings	adjustments	interests	Total

Balances at January 1, 2005		3,203,743	14,544,520	20,231,488	(325,384)	127,569	37,781,936
Net income		—	—	1,461,918	—	—	1,461,918
Dividends declared		—	—	(661,537)	—	—	(661,537)
Gain on disposal of treasury stock		—	(3,024)	—	—	—	(3,024)
Changes in capital adjustments		—	—	—	(14,449)	—	(14,449)
Changes in minority interests		—	—	—	—	(4,141)	(4,141)

Balances at June 30, 2005	W	3,203,743	14,541,496	21,031,869	(339,833)	123,428	38,560,703

Balances at January 1, 2005	W	3,203,743	14,543,916	23,139,835	(408,311)	123,099	40,602,282
Net income		—	—	1,524,844	—	—	1,524,844
Dividends declared		—	—	(724,156)	—	—	(724,156)
Gain on disposal of treasury stock		—	4,122	—	—	—	4,122
Changes in capital adjustments		—	(12,408)	12,422	19,458	—	19,472
Changes in minority interests		—	—	—	—	5,856	5,856

Balances at June 30, 2005	W	3,203,743	14,535,630	23,952,945	(388,853)	128,955	41,432,420

U.S. dollars (note 2)		$3,127,434	14,189,408	23,382,414	(379,591)	125,883	40,445,548

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2004 and 2005

(Unaudited)

(In millions of Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2004		2005	2004	2005
Cash flows from operating activities:
Net income	W	1,461,918	1,524,844	$1,427,093	1,488,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		2,203,247	2,784,271	2,150,768	2,717,953
Amortization of nuclear fuel and heavy water		181,342	36,592	177,023	35,720
Utility plant removal cost		78,249	78,185	76,385	76,323
Provision for severance and retirement benefits		79,141	102,300	77,256	99,863
Provision for decommissioning costs		313,585	148,846	306,116	145,301
Bad debt expense		8,672	9,120	8,465	8,903
Interest expense, net		2,865	4,494	2,797	4,387
Gain on foreign currency translation, net		(263,763)	(169,678)	(257,480)	(165,636)
Equity income of affiliates, net		(95,912)	(106,297)	(93,627)	(103,765)
Gain on disposal of investments, net		(7,472)	—	(7,294)	—
Gain on disposal of utility plant, net		(340)	(8,668)	(332)	(8,462)
Deferred income tax expense (benefit), net		(57,424)	77,864	(56,056)	76,009
Valuation loss (gain) on currency and interest rate swaps		14,798	(128,948)	14,446	(125,877)
Changes in assets and liabilities:
Decrease in trade receivables		32,044	38,809	31,281	37,885
Decrease in other accounts receivable		60,440	308,010	59,000	300,674
Increase in inventories		(174,724)	(322,423)	(170,562)	(314,743)
Increase in other current assets		(68,366)	(169,956)	(66,738)	(165,908)
Decrease in trade payables		(100,207)	(72,741)	(97,820)	(71,008)
Decrease in other accounts payable		(141,345)	(144,532)	(137,978)	(141,089)
Increase (decrease) in income tax payable		82,584	(388,894)	80,617	(379,631)
Decrease in accrued expenses		(28,921)	(29,973)	(28,232)	(29,259)
Increase (decrease) in other current liabilities		29,897	152,037	29,185	148,416
Decrease in other long-term liabilities		(29,430)	(718)	(28,729)	(701)
Payment of severance and retirement benefits		(7,190)	(9,100)	(7,019)	(8,883)
Payment of decommissioning costs		(5,449)	(19,438)	(5,319)	(18,975)
Payment of self-insurance		(323)	(764)	(315)	(746)
Other, net		13,914	67,593	13,583	65,983

Net cash provided by operating activities	W	3,581,830	3,760,835	$3,496,514	3,671,257

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2004 and 2005

(Unaudited)

(In millions of Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2004		2005	2004	2005
Cash flows from investing activities:
Proceeds from disposal of utility plant	W	65,033	57,271	$63,484	55,907
Additions to utility plant		(3,083,330)	(3,489,709)	(3,009,889)	(3,406,588)
Receipt of construction grants		282,919	315,672	276,180	308,153
Proceeds from disposal of investment securities		54,570	63,556	53,270	62,042
Acquisition of investment securities		(12,368)	(54,730)	(12,073)	(53,426)
Decrease (increase) in long-term loans		45,769	(35,854)	44,679	(35,000)
Acquisition of intangibles		(9,725)	(20,748)	(9,493)	(20,254)
Decrease (increase) in other non-current assets		(22,011)	(24,284)	(21,487)	(23,706)
Withdrawal (acquisition) of short-term financial instruments, net		1,425	(301,949)	1,391	(294,757)
Decrease in short-term loans, net		26,375	14,434	25,747	14,090
Proceeds from sale (acquisition) of short-term investment securities		174,439	33,064	170,284	32,276

Net cash used in investing activities		(2,476,904)	(3,443,277)	(2,417,907)	(3,361,263)

Cash flows from financing activities:
Proceeds from long-term debt		3,044,085	2,394,236	2,971,578	2,337,208
Repayment of long-term debt		(4,223,211)	(2,747,164)	(4,122,619)	(2,681,730)
Proceeds from (repayment of) in short-term borrowings, net		220,558	918,162	215,305	896,292
Dividends paid		(672,162)	(725,039)	(656,152)	(707,769)
Other, net		(88,142)	(117,446)	(86,043)	(114,649)

Net cash used in financing activities		(1,718,872)	(277,251)	(1,677,931)	(270,648)

Net increase in cash and cash equivalents from change in consolidated subsidiaries		—	—	—	—

Effect of exchange rate changes on cash and cash equivalents		(21,012)	(3,099)	(20,512)	(3,025)

Net decrease in cash and cash equivalents		(634,958)	37,208	(619,836)	36,321

Cash and cash equivalents, at beginning of the period		2,050,636	1,669,522	2,001,792	1,629,756

Cash and cash equivalents, at end of the period	W	1,415,678	1,706,730	$1,381,956	1,666,077

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

June 30, 2005 and 2004

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements
(a)	Description of Business

Korea Electric Power Corporation (KEPCO or the “Company”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of June 30, 2005, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 23.97%, 29.99% and 30.39%, respectively, of KEPCO’s shares.

KEPCO spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been considering the gradual privatization of the Company’s power generation subsidiaries and distribution business, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy (“Restructuring Plan”). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(b)	Basis of Presenting Consolidated Financial Statements, Continued

The consolidated financial statements include the accounts of KEPCO and controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2004 and June 30, 2005. Controlled subsidiaries include majority-owned entities be either the Company or controlled subsidiaries and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

Investments in affiliates in which KEPCO is able to exercise significant influence over the operating and financial policies of the investee are accounted for using the equity method. Significant influence is deemed to exist when the investor owns more than 20 % of the investee’s voting shares unless there is evidence to the contrary.

Investments of KEPCO and equity accounts of subsidiaries subject to consolidation were eliminated at the dates KEPCO obtained control of the subsidiaries. Any difference between the cost of acquisition and the book value of the subsidiary is recorded as either goodwill or negative goodwill. Goodwill is amortized using the straight-line method within twenty years from the year the acquisition occurred. Negative goodwill is recovered, within the limit of the aggregate fair values of identifiable non-monetary assets, using the straight-line method over weighted-average years of depreciable assets and the amounts in excess of the limit are charged to current operations and presented as extraordinary gain at the acquisition date.

Intercompany receivables and payables including trade receivables and trade payables are eliminated. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(b)	Basis of Presenting Consolidated Financial Statements, Continued
i)	The Company’s ownership percentages of the companies which were consolidated at December 31, 2004 and June 30, 2005 are summarized as follows:

		Ownership
	Year of	percentage(%)
Subsidiaries	establishment	2004	2005	Primary business

Korea Hydro & Nuclear Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd. (*)	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Ltd.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO Philippines Corporation	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)
KEPCO China International Ltd.	2004	100.0	100.0	Holding Company
Jiaozuo KEPCO Power Company Ltd.	2004	80.2	78.7	Construction and operation of utility plant (Subsidiary of KEPCO China International Ltd.)

(*)	Six new power generation subsidiaries were established on April 2, 2001 by the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(b)	Basis of Presenting Consolidated Financial Statements, Continued
	The newly established power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant

Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori
Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo
Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung
Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an
Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong
Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin
‚	Details of the spin-off
—	KEPCO spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.

—	Registration date of the spin off: April 2, 2001

—	Date of resolution of stockholders: March 16, 2001

—	Date of resolution of Board of Directors: February 24, 2001
ƒ	Assets and liabilities of the spun off divisions
—	Assets and liabilities of the spun off divisions as of the date of the spin off

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total

Assets	W	18,791,413	2,490,720	2,662,209	2,904,046	3,627,985	4,655,400	35,131,773
Liabilities		9,426,614	1,258,716	1,336,317	1,461,408	1,830,607	2,332,495	17,646,157

Net assets	W	9,364,799	1,232,004	1,325,892	1,442,638	1,797,378	2,322,905	17,485,616

—	Assets and liabilities of the spun off divisions as of December 31, 2000

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total

Assets	W	17,433,479	2,688,953	2,209,503	2,943,194	3,507,340	4,696,226	33,478,695
Liabilities		9,231,779	1,469,853	1,234,789	1,542,594	1,819,240	2,463,526	17,761,781

Net assets	W	8,201,700	1,219,100	974,714	1,400,600	1,688,100	2,232,700	15,716,914

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(b)	Basis of Presenting Consolidated Financial Statements, Continued
—	Result of operations of the spun off divisions (From January 1, 2001 to April 1, 2001)

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total

Net sales	W	1,097,586	410,195	345,771	406,931	413,058	481,710	3,155,251
Cost of goods sold		875,074	360,346	280,101	380,139	401,384	460,825	2,757,869

Gross profit	W	222,512	49,849	65,670	26,792	11,674	20,885	397,382

ii)	The Company’s ownership percentages of affiliated companies which were accounted for by the equity method at December 31, 2004 and June 30, 2005 are summarized as follows:

		Ownership
	Year of	percentage(%)
Subsidiaries	establishment	2004	2005	Primary business

Korea Gas Corporation	1983	24.5	24.5	Sales of liquefied natural gas
Korea District Heating Co., Ltd.	1985	26.1	26.1	Providing of heating
Powercomm Corporation	2000	43.1	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Disposal of power-plant ash and electric meter reading
YTN	1993	21.4	21.4	Broadcasting
(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at inception of lease. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the six-month periods ended June 30, 2004 and 2005, the amounts of capitalized interest were W 160,619 million and W 100,595 million, respectively. The foreign currency transactions and translation gains (losses) excluded from (added to) the calculation of capitalized interest rate amounted to W 98,415 million and foreign currency transaction for the six-month period ended June 30, 2005.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(c)	Property, Plant and Equipment, Continued

Depreciation is computed by the declining-balance method (straight-line method for buildings and structures, unit-of-production method and straight-line method for nuclear fuel) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

Estimated useful life

Buildings	8~40
Structures	8~30
Machinery	5~16
Vehicles	4~5
Loaded heavy water	30
Capitalized asset retirement cost of Nuclear power plant	30~40
Others	4~9
KEPCO records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:
•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers
Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received W 282,616 million and W 315,666 million of construction grants, and offset W 71,424 million and W 82,409 million against depreciation expense, and W 18,333 million and W 20,467 million against utility plant removal cost for the six-month periods ended June 30, 2004 and 2005, respectively.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(d)	Investments in Securities

Debt and equity securities are classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination is reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

(e)	Investment Securities under the Equity Method of Accounting

Investments in affiliated companies owned 20% or more or of which the Company is able to exercise significant influence over the operating and financial policies are stated at an amount as determined using the equity method.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Under the equity method of accounting, the Company does not record its share of losses of affiliate companies when such losses would make the Company’s investment in such entity less than zero.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(f)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below.
(i)	Research and Development Costs

Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized in the statement of income as an expense as incurred.

Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

(ii)	Other Intangible Assets

Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 50 years, based on the nature of the asset.
(g)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(h)	Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(i)	Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(j)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year.

(k)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(l)	Convertible Bonds

When issuing convertible bonds or bonds with stock purchase warrants, the values of the conversion rights or stock warrants shall be recognized separately. Considerations for conversion rights or stock warrants shall be measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issue.

The value of the common shares issued pursuant to the exercise of the conversion rights shall be measured as the sum of the carrying amount, at the time of conversion, and the amount of consideration received for such rights, at the time of issuance, of those convertible bonds that are actually related to the exercise.

(m)	Discount (Premium) on Debentures

Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest rate method over the life of the debentures. The amount amortized is included in interest expense.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(n)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees’ severance benefit insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to W 113,336 million and W 112,695 million as of December 31, 2004 and June 30, 2005 are reflected in the accompanying consolidated balance sheets as a deduction of the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

(o)	Liability for Decommissioning Costs and Self-Insurance

Prior to 2004, the Company recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.

In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

In accordance with the Accounting Regulations for Government Invested Enterprises, KEPCO provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with KEPCO’s non-insured facilities. Payments made to settle applicable claims and damages are charged to this reserve.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(p)	Foreign Currency Translation

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,024.4 to US$1, the rate of exchange on June 30, 2005 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as a capital adjustment.

(q)	Derivatives

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designed as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(r)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic People’s Republic of Korea (North Korea), based on the percentage-of-completion method. Revenue other than sale of electric power and revenue on long-term contracts is recognized when the Company’s revenue-earning activities have been substantially completed, the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the Company.

(s)	Income Taxes

Income tax on the earnings or loss for the period comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(t)	Dividends payable

Dividends are recorded when approved by the board of director and shareholders.

(u)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(v)	Earnings Per Share

Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding during each period.

(w)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(x)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.
(2)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six-month ended period June 30, 2005, have been translated into United States dollars at the rate of W1,024.4 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2005. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment
(a)	Asset revaluation

KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at June 30, 2005, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value

Site of utility plant	W	5,693,653	6,529,261
The officially declared value, which is used for government purposes, is not intended to represent fair value.

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(3)	Property, Plant and Equipment, Continued
(c)	Utility plant

Utility plants and accumulated depreciation as of December 31, 2004 and June 30, 2005 are as follows:
(i)	Cost

	Won (millions)
	2004		2005

Land	W	5,678,090	5,693,653
Buildings		9,388,517	9,675,215
Structures		30,178,818	30,902,708
Machinery		29,927,130	31,801,980
Nuclear fuel		2,457,432	2,617,857
Vehicles		87,602	88,881
Others		5,282,727	5,533,436

		83,000,316	86,313,730
Construction in-progress		7,516,932	7,802,213

		90,517,248	94,115,943

(ii)	Accumulated depreciation

	Won (millions)
	2004		2005

Buildings	W	2,009,117	2,289,387
Structures		8,189,300	8,903,137
Machinery		12,697,755	14,268,858
Nuclear fuel		1,398,177	1,610,694
Vehicles		64,029	65,729
Others		2,832,721	2,997,796

	W	27,191,099	30,135,601

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(4)	Intangibles

Changes in intangibles for the six-month period ended June 30, 2005 are as follows:

	Won (millions)
	December 31		Acquisition			June 30,
	2004		and transfers	Amortization	Others	2005

Development costs	W	61,526	10,673	(5,636)	(251)	66,312
Port facility usage right		151,800	—	(4,646)	(231)	146,923
Water usage right		104,180	2,371	(8,453)	—	98,098
Dam usage right		6,687	—	(72)	—	6,615
Electricity usage right		48,295	—	(3,657)	—	44,638
Others		239,470	7,704	(35,105)	(17,429)	194,640

	W	611,958	20,748	(57,569)	(17,911)	557,226

In addition, the Company expensed ordinary development expenses amounting to W 157,346 million and W 171,711 million for the six-month periods ended June 30, 2004 and 2005, respectively.

(5)	Insured Assets

Insured assets as of June 30, 2005 are as follows:

	Won (millions)
Insured assets	Insurance type	Insured value

Buildings and machinery	Fire insurance	W	3,446,661
Buildings and machinery	Construction insurance		6,729,066
Buildings and machinery	Nuclear property insurance		1,546,844
Buildings	General insurance		2,523,761
Construction in progress	Construction insurance		50,210
Inventories and machinery	Shipping insurance		2,725,542
In addition, the Company carries damage insurance for construction of its light-water nuclear reactor in North Korea, general insurance for vehicles and movables, marine cargo insurance for inventories, group casualty insurance for its employees and compensation liability insurance for its directors.

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(6)	Investment securities
(a)	Investments in securities as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Won (millions)
	2004		2005

Short-term investment securities
Available-for-sale securities	W	19,086	36,243
Held-to-maturity securities		33,082	23

		52,168	36,266

Long-term investment securities
Available-for-sale securities		156,759	164,157
Held-to-maturity securities		2,656	2,758
Investments in affiliates		1,386,097	1,456,148

		1,545,512	1,623,063

	W	1,597,680	1,659,329

Held-to-maturity securities are debt securities including government and municipal bonds.
(b)	Investments other than those under the equity method as of December 31, 2004 and June 30, 2005 are summarized as follows:

	2004			2005
	Ownership Book	Book		Ownership	Acquisition	Book
	(%)	value		(%)	cost	value

Available-for-sale:
Equity securities:
Energy Savings
Investment Cooperatives(*3)	25.0~48.0		5,000	25.0~48.0	5,000	5,000
Korea Power Exchange(*3)	100.0		128,711	100.0	127,839	127,839
Hwan Young Steel Co., Ltd. (*1,*3)	0.14		120	0.14	1,365	121
Investment securities in treasury stock fund (*2,*3)	—		9,642	—	13,323	12,557
Other equity securities	—		7,835	—	13,813	13,813
Debt securities			5,451		5,061	4,827

			156,759		166,401	164,157

Held-to-maturity:
Government and municipal bonds			2,656		2,758	2,758

Total		W	159,415		169,159	166,915

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(6)	Investments, Continued
(*1)	The Company recognized an impairment loss of W1,244 million that was deemed as an other-than-temporary decline.

(*2)	The Company has an investment in a treasury stock fund composed of treasury stock and other investment securities. The other investment securities are recorded as available-for-sale securities and are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value. The treasury stock is recorded as a capital adjustment (note 14). Losses on valuation of these available-for-sale securities recorded as a capital adjustment, amount to W766 million and W2,893 million as of June 30, 2005 and December 31, 2004, respectively.

(*3)	Fair values are not available.
(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and June 30, 2005 are as follows:

	2004			2005
	Ownership	Book		Ownership	Acquisition	Net asset	Book
	(%)	value		(%)	cost	value	value

Korea Gas Corporation (*1)	24.5	W	787,842	24.5	94,500	824,381	824,381
Korea District Heating Co., Ltd. (*1)	26.1		169,527	26.1	5,660	181,810	181,810
Powercomm Corporation (*1)	43.1		381,221	43.1	323,470	411,789	404,750
Korea Electric Power Industrial Development Co., Ltd. (*1)	49.0		22,853	49.0	7,987	20,721	20,721
YTN (*1)	21.4		24,654	21.4	59,000	24,486	24,486

		W	1,386,097		490,617	1,463,187	1,456,148

(*1)	The Company used unaudited financial statements of the above affiliated companies when applying the equity method of accounting.

(d)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2004 are as follows:

	2004
			Gain (loss) on		Book
			valuation using the		value as of
	Book value as		equity method on		December 31,
	January 1, 2004		accounting	Others	2004

Korea Gas Corporation	W	740,280	65,287	(26,743)	778,824
Korea District Heating Co.		159,165	10,887	(1,056)	168,996
Powercomm Corporation (*2)		350,518	17,116	(716)	366,918
Korea Electric Power Industrial Development Co., Ltd.		22,072	2,439	(3,920)	20,591
YTN		24,144	183	(102)	24,225

	W	1,296,179	95,912	(32,537)	1,359,554

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(6)	Investments, Continued

Changes in investments in affiliated companies under the equity method for the six-month period ended June 30, 2005 are as follows:

	2005
			Gain (loss) on		Book
			valuation using the		value as of
	Book value as		equity method on		June 30,
	January 1, 2005		accounting	Others (*1)	2005

Korea Gas Corporation	W	787,842	66,806	(30,267)	824,381
Korea District Heating Co.		169,527	13,301	(1,018)	181,810
Powercomm Corporation (*2)		381,221	24,164	(635)	404,750
Korea Electric Power Industrial Development Co., Ltd.		22,853	2,193	(4,325)	20,721
YTN		24,654	(167)	(1)	24,486

	W	1,386,097	106,297	(36,246)	1,456,148

(*1)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments.

(*2)	As of June 30, 2005, unrealized profits of W 7,039 million arisen from the transaction with Powercomm Corporation were eliminated.
The Company has recorded unrealized losses of W 22,449 million and W 10,358 million relating to the above affiliates as of December 31, 2004 and June 30, 2005, respectively, which have been accounted for a capital adjustment. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

(7)	Loans to employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2004 and June 30, 2005:

	Won (millions)
	2004		2005

Short-term loans	W	18,590	17,898
Long-term loans		290,808	311,712

	W	309,398	329,610

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(8)	Other Non-current Assets

Other non-current assets as of December 31, 2004 and June 30, 2005 are as follows:

	Won (millions)
	2004		2005

Long-term trade receivable, net	W	5,249	—
Deposit received		156,216	180,232
Others		95,106	93,242

	W	256,571	273,474

(9)	Inventories

Inventories as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Won (millions)
	2004		2005

Raw materials	W	937,763	1,031,142
Supplies		607,352	659,102
Other		162,916	170,805

	W	1,708,031	1,861,049

(10)	Other Current Assets

Other current assets at December 31, 2004 and June 30, 2005 are summarized as follows:

	Won (millions)
	2004		2005

Short-term loans to employees (note 7)	W	18,590	17,898
Accrued interest income		7,144	10,007
Advance payments		20,844	50,620
Prepaid expenses		8,505	49,355
Other current assets		124,278	141,711

	W	179,361	269,591

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(11)	Capital Surplus

Capital surplus as of December 31, 2004 and June 30, 2005 and are as follows:

	Won (millions)
	2004		2005

Paid-in capital in excess of par value	W	812,730	812,730
Reserves for asset revaluation		12,552,973	12,552,973
Other capital surplus		1,178,213	1,169,927

	W	14,543,916	14,535,630

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.
(12)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Won (millions)
	2004		2005

Legal reserve	W	1,601,871	1,601,871
Reserve for business rationalization		31,900	12,158
Reserve for business expansion		12,438,120	71,767
Reserve for investment on social overhead capital		5,092,449	5,645,646
Reserve for research and human development		180,000	449,891
Reserve for dividend equalization		210,000	257,625

	W	19,554,340	8,038,958

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

Under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits obtained and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserves for the investment on social overhead capital and research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(13)	Capital Adjustments

Capital adjustments as of December 31, 2004 and June 30, 2005 are as follows:

	Won (millions)
	2004		2005

Treasury stock	W	(208,260)	(212,867)
Gain on valuation of available-for-sale securities		344	—
Loss on valuation of available-for-sale securities		(2,893)	(1,098)
Equity income of affiliates		—	19,067
Equity loss of affiliates		(22,449)	(29,425)
Overseas operations translation		(147,531)	(150,233)
Loss on valuation of currency swaps		(26,188)	(13,643)
Loss on valuation of Interest rate swaps		(1,334)	(654)

	W	(408,311)	(388,853)

The Company has shares held as treasury stock amounting to W 208,260 million (11,048,050 shares) and W 212,867 million (11,033,050 shares) as of December 31, 2004 and June 30, 2005, respectively, for the purpose of stock price stabilization.

(14)	Short-term borrowings

Short-term borrowings as of December 31, 2004 and June 30, 2005 are as follows:

		Annual	Won (millions)
Lender	Type	interest rate (%)	2004		2005

Local currency borrowings
National Agricultural Cooperative Federation and others	General	2.80~3.00	W	207,172	760,000

Foreign currency borrowings
Korea Exchange Bank and others	Usance and Others	Libor+0.25		206,437	583,264

			W	413,609	1,343,264

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(15)	Long-term borrowings

Long-term borrowings as of December 31, 2004 and June 30, 2005 are as follows:
(a)	Local currency long-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate (%)	2004		2005

Korea Development Bank	Industrial facility	4.50~9.00	W	4,816,066	5,022,967
Industrial Bank of Korea	Rural area development	4.00		70,000	35,000
Ministry of Commerce, Industry and Energy	Rural area development	4.00		50,000	50,000
National Agricultural Cooperative Federation	Rural area development	4.00		50,000	50,000
Korea Exchange Bank	Rural area development	4.00		—	110,000
Korea Exchange Bank	Energy rationalization	3.00		8,000	8,000
Other	General	various		72,903	108,115

				5,066,969	5,384,082
Less: Current portion				(1,099,830)	(1,200,060)

			W	3,967,139	4,184,022

(b)	Foreign currency long-term borrowings

		Annual	Won (millions)
Lender	Type	interest rate (%)	2004		2005

Japan Bank of International Cooperation	Facility	8.28	W	205,781	191,772
National Agricultural Cooperative Federation	“	Libor+1.05		6,710	4,390
Korea Development Bank	General	Libor+0.30~1.50		46,838	21,130
Korea Development Bank	General	1.40		101,207	92,727
The Export-Import Bank of Korea	Purchase of nuclear fuel	Libor+0.70~1.03		170,622	99,025
Kookmin Bank	“	Libor+1.40		8,349	5,461
Norinchukin Bank	“	Libor+0.19		36,533	16,483
Nippon Life Insurance	“	Libor+0.19		85,597	84,006
Export Import Bank of US	“	4.48		111,466	103,880
Others	“	0.00~5.76		8,052	67,210

				781,155	686,084
Less: Current portion				(236,568)	(202,542)

			W	544,587	483,542

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(15)	Long-term borrowings, Continued
(c)	Debentures

	Annual	Won (millions)
	interest rate (%)	2004		2005
Local currency debentures
Electricity bonds	4.79~12.43	W	4,216,759	4,335,000
Corporate bonds	4.32~7.75		3,292,237	3,151,680

			7,508,996	7,486,680

Foreign currency debentures(*)
FY-93	7.75		365,330	358,540
FY-95	3.4~4.15		420,009	134,454
FY-96	3.8~8.278		585,511	553,485
FY-97	6M libor+0.31~1.65		582,448	568,664
FY-99	5.75		—
FY-00	2.10~8.25		616,761	278,181
FY-01	1.18~1.27		—
FY-02	6M libor+0.75, 4.625		1,095,990	1,075,620
FY-03(*)	1.33~4.75		1,002,435	980,274
FY-04	4.875~5.125		1,084,688	1,072,229

			5,753,172	5,021,447

			13,262,168	12,508,127
Less: Current portion			(2,891,764)	(1,671,418)
Discount			(68,350)	(62,163)

		W	10,302,054	10,774,546

(*)	The Company has debt covenants on certain debentures, which include the following conditions:
(i)	that require the Company to maintain a certain level of financial ratios;

(ii)	that prohibit the Company providing all or some of its assets as collateral for debt or;

(iii)	that limits the Company’s ability to dispose of or lease all or some assets for the specific period until the related debentures are repaid.
As of June 30, 2005, the Company has complied with the conditions required by the debt covenants.

(**)	In 2003, the Company sold debentures of US$250,000 thousand to KEPCO Cayman Company Limited. These debentures have the right to be exchanged with the shares of Powercomm Corporation held by the Company. Based on these assets, KEPCO Cayman Company Limited issued foreign debentures of US$250,000 thousand, the details of which are as follows:
—	Maturity date: November 26, 2008

—	Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. It is not required that Powercomm Corporation must perform QPO prior to the maturity of the debentures, neither the Company guarantees the QPO of Powercomm Corporation.

—	Shares to be exchanged: Powercomm Corporations shares or Deposit Receipt (DR)

—	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity

—	Exchange price: 120% of lower amount of market price on listing day or weighted average price for 10 days after its listing.

—	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount)

—	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(15)	Long-term borrowings, Continued
(c)	Debentures, Continued

The Company has provided payment guarantees to KEPCO Cayman Company Limited for the principal and interest of the above foreign debentures.

(d)	Exchangeable bonds

	Annual	Won (millions)
Description	interest rate (%)	2004		2005

Overseas exchangeable bonds	0.00	W	277,256	277,256
Plus: Premium on debentures issued			16,794	14,684
Less: Conversion right adjustment			(35,064)	(30,657)

			258,986	261,283

On November 4, 2003, the Company issued overseas exchangeable bonds of Japanese Yen 28,245,468 thousand at a premium value. The details of the bonds are as follows:
—	Maturity date: November 4, 2008

—	Amount to be paid at maturity: JPY 25,935,061 thousand

—	Exchange period: From December 15, 2003 to 10th day prior to its maturity

—	Shares to be exchanged: Common stock held by the Company or its equivalent Deposit Receipt (DR).

—	Exchange price: £Ü30,000 per share

—	Put option: Bond holders have the put option that they can request redemption at JPY 26,834,000 thousand on November 6, 2006.
(e)	Foreign currency debts, by currency, as of December 31, 2004 and June 30, 2005 are as follows:

(f)

	Won (millions), US$ JPY, EUR and GBP (thousands)
	2004			2005
	Foreign		Won	Foreign		Won
	currency		equivalent	currency		equivalent

Short-term borrowings	US$	107,046	111,734	US$	569,371	W	583,264

Long-term borrowings	US$	643,701	671,895	US$	579,225		593,357
	JPY	10,000,000	101,207	JPY	10,000,000		92,727
	CNY	63,850	8,053	CNY	—		—

			781,155				686,084

Debentures	US$	4,094,107	4,261,819	US$	3,793,437		3,905,169
	JPY	142,500,000	1,442,200	JPY	115,500,000		1,070,997
	GBP	24,467	49,153	GBP	24,467		45,281

			5,753,172				5,021,447

Exchangeable bond	JPY	25,935,061	277,256	JPY	25,935,061		277,256

			6,923,317			W	6,568,051

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(15)	Long-term borrowings, Continued
(g)	Aggregate maturities of the Company’s long-term debt as of June 30, 2005 are as follows:

	Won (millions)
	Local	Foreign
	currency	currency	Domestic	Foreign	Exchangeable
	borrowings	borrowings	debentures	debentures	bonds	Total

2005.7.1-2006.6.30	1,200,060	202,542	871,113	800,305	—	3,074,020
2006.7.1-2007.6.30	1,337,981	173,555	1,740,557	46,621	—	3,298,714
2007.7.1-2008.6.30	1,338,749	70,605	2,280,000	1,516,494	—	5,205,848
2008.7.1-2009.6.30	1,044,107	46,254	1,215,000	1,029,173	277,256	3,611,790
2009.7.1-2010.6.30	432,020	38,632	1,060,000	—	—	1,530,652
Thereafter	31,165	154,496	320,010	1,628,854	—	2,134,525

	5,384,082	686,084	7,486,680	5,021,447	277,256	18,855,549

(16)	Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in Note 16(f) as of December 31, 2004 and June 30, 2005 are as follows:

	Won (millions), US$ JPY and EUR (thousands)
	2004				2005
	Foreign		Won		Foreign		Won
	currency		equivalent		currency		equivalent
	(thousands) (*)		(millions)		(thousands) (*)		(millions)
Assets:
Cash and cash equivalents	US$	921	W	960	US$	3,715	W	3,798
	AUS	—		—	AUS	1,427		1,115
Short-term financial instruments	US$	688		718	US$	—		—
	RS	—		—	RS	30,000		713
Trade receivables	US$	8,676		9,057	US$	3,224		3,323
	AUS	—		—	AUS	322		252
	RS	—		—	RS	20,630		486
Other account receivables	US$	1,841		1,922	US$	—		—
	EUR	—		—	EUR	11		11
Other current assets	US$	5,718		5,968	US$	1,564		1,671
Other non-current assets	US$	123		128	US$	142		146
	CNY	—		—	CNY	9		1
	JPY	9,706		98	JPY	10,705		99
	EUR	5		7	EUR	10		12

			W	18,858			W	11,627

Liabilities:
Trade payables	US$	157,675	W	164,619	US$	129,342	W	132,234
	SAR	—		—	SAR	147		39
	PHP	—		—	PHP	10,184		187
	EUR	28		40	EUR	—		—

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(16)	Assets and Liabilities Denominated in Foreign Currencies, Continued

	Won (millions), US$ JPY and EUR (thousands)
	2004				2005
	Foreign		Won		Foreign		Won
	currency		equivalent		currency		equivalent
	(thousands) (*)		(millions)		(thousands) (*)		(millions)
Liabilities:
Other accounts payable	US$	16,404		17,122	US$	748		766
	AUS	—		—	AUS	4		4
	EUR	3,792		5,396	EUR	2		3
	GBP	—		—	GBP	5		9
	JPY	43,400		438	JPY	—		—
Accrued expense	US$	1,923		2,007	US$	1,508		1,545
Other current liabilities	US$	647		676	US$	446		459
	AUS	—		—		356		278
	RS	—		—		466		11
	EUR	3		4	EUR	80		82

			W	190,302			W	135,617

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.
(17)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2004 and for six-month period ended June 30, 2005 are summarized as follows:

	Won (millions)
	2004		2005

Estimated severance liability at beginning of year	W	717,917	999,796
Provision for retirement and severance benefits		300,853	102,208
Decrease arising from change in consolidated subsidiaries		—
Payments		(18,974)	(9,740)

Estimated severance liability at end of year		999,796	1,092,264

Transfer to National Pension Fund		(93)	(93)
Deposit for severance benefit insurance		(113,336)	(112,695)

Net balance at end of year	W	886,367	979,476

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(18)	Receivables at Prevent Value

Present value discounts on receivables as of June 30, 2005 are as follows:

			Won (millions)
						Present
	Interest rate (%)	Period	Nominal value		Discount	value

Other accounts receivable	6.00	2002.12~2005.12	W	213,139	—	213,139

			W	213,139	—	213,139

(19)	Other Current Liabilities

Other current liabilities as of December 31, 2004 and June 30, 2005 are as follows:

	Won (millions)
	2004		2005

Advance received	W	117,977	99,889
Withholdings		266,759	315,863
Unearned revenue		3,464	12,173
Others		258,105	290,903

	W	646,305	718,828

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(20)	Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts.
(a)	Currency swap contracts as of June 30, 2005 are as follows:

	Contract	Settlement	Contract amounts in millions				Contract interest rate per annum
	Year	Year	Pay		Receive		Pay (%)	Receive (%)
Mizuho Co., Ltd. (formerly The Fuji Bank, Ltd.)	1995	2005	US$	149	JPY	14,425	6M Libor+0.155	3.40
Canadian Imperial Bank of Commerce	1996	2006	US$	97	JPY	10,000	Libor+0.13	3.80
J.P. Morgan Chase Bank	1996	2006	US$	200	JPY	21,000	Libor+0.14	4.00
J.P. Morgan Chase Bank & Deutsche Bank(*1)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor+0.75
ABN AMRO (*3)	2002	2008	KRW	181,500	US$	150	5.95	4.625
Deutsche Bank (*2)	2003	2013	KRW	178,350	US$	150	CD+3.3	7.75
UBS(*2)	2003	2013	KRW	148,625	US$	125	CD+3.3	7.75
Credit Swiss First Boston(*2)	2003	2013	KRW	89,175	US$	75	CD+3.3	7.75
ABN AMRO & Deutsche Bank(*4)	2003	2008	KRW	185,550	US$	150	5.30	4.25
J.P. Morgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Swiss First Boston	2004	2013	KRW	177,720	US$	150	5.12	4.75
J.P. Morgan Chase Bank &	2004	2011	KRW	172,800	US$	150	Within 3 years:	4.95
Credit Swiss First Boston							4.875
							After 3 years:
							4.875-(10.9-JPY/KRW
							Spot rate)
Barclays Bank PLC, London(*5)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW-11.02)]	5.125
Credit Swiss First Boston(*5)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW-11.02)]	5.125
UBS(*5)	2004	2014	KRW	106,200	US$	100	[4.5+(JPY/KRW-11.02)]	5.125
Barclays Bank PLC, London	2004	2014	KRW	172,875	US$	150	5.10	5.75
Barclays Bank PLC, London	2004	2011	US$	120	KRW	138,252	4.85	4.875
BNP PARIBAS	2004	2011	US$	15	KRW	17,282	4.85	4.875
HANA BANK	2004	2011	US$	15	KRW	17,282	4.85	4.875
Credit Swiss First Boston	2004	2011	US$	100	KRW	115,210	4.85	4.875
Barclays Bank PLC, London	2005	2006	KRW	95,680	JPY	10,000	4.62	1.40

(*1)	If the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(*2)	The Company exercised call option with the foreign currency exchange rate of KRW 1,056.7 in December 2004, which the Company had been purchased in addition to these swaps and could exchange each KRW 5,945 million with the amounts of US$5,000,000 multiplied by Spot FX rate (US$/KRW).

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(20)	Derivative Instruments Transactions, Continued
(*3)	The swaption has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, of which an exercise date is January 2006.

(*4)	The swaption has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, of which an exercise date is January 2006.

(*5)	The Company has purchased call option in addition to these swaps, under which the Company can exchange each KRW 10,620 million with the amounts of US$10,000,000 multiplied by Spot FX rate (US$/KRW) until December 10, 2005, and the valuation for this reset option is considered in the valuation of the swaps.
(b)	Interest rate swap contracts as of June 30, 2005 are as follows:

	Notional amount		Contract interest rate per annum
	in millions		Pay (%)	Receive (%)	Term
J.P. Morgan Securities Ltd.	US$	149	6.91	Libor+0.155	1995-2005
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Deutsche Bank	KRW	178,350	5+2 x (JPY/KRW-11.03)	CD+3.3	2003-2013
Union Bank of Switzerland	KRW	148,625	5+2 x (JPY/KRW-11.03)	CD+3.3	2003-2013
Credit Swiss First Boston	KRW	89,175	5+2 x (JPY/KRW-11.03)	CD+3.3	2003-2013
Credit Swiss First Boston	KRW	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Swiss First Boston	KRW	50,000	6.89	7.30	2002-2007
(c)	Valuation gains and losses on swap contracts recorded as other income or expense for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Won (millions)
	2004		2005
Currency swap
Gains	W	16,239	159,067
Losses		(86,538)	(50,193)

Interest rate swap
Gains		56,517	20,685
Losses		(2,203)	(605)

Swaptions
Gains		1,187	—

	W	(14,798)	128,954

(d)	The losses on interest swap contract of W 1,334 million and the losses on interest swap contract of W 654 million, classified as cash flow hedge derivatives, are reflected in a capital adjustment for the year ended December 31, 2004 and for the six-month period ended June 30, 2005, respectively.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(21)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Won (millions)
	2004		2005

Fuel	W	3,179,720	3,451,347
Purchase of electric power		680,722	302,546
Labor		596,157	715,801
Depreciation and amortization		2,319,709	2,395,275
Maintenance		732,636	697,081
Provision for decommissioning costs		313,585	299,025
Ordinary development expenses		129,661	151,046
Others		382,037	609,952

	W	8,334,227	8,622,073

(22)	Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Won (millions)
	2004		2005

Salaries	W	214,926	250,520
Employee benefits		40,739	43,903
Taxes and dues		3,659	3,857
Rent		4,395	4,266
Depreciation and amortization		28,277	30,564
Maintenance		6,748	8,095
Commission and consultation fees		52,945	42,618
Ordinary development expenses		16,852	26,268
Collection expense		138,026	158,272
Promotion		9,694	9,788
Bad debts		8,672	9,120
Communication		15,281	16,276
Insurance		2,594	2,836
Rewards		1,800	1,759
Others		39,136	48,934

	W	583,744	657,076

(23)	Income Taxes

The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

Taxable earnings	Tax rate

Up to W100 million	14.3%
Over W100 million	27.5%

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(23)	Income Taxes, Continued

The components of income tax expense for the six-month periods ended June 30, 2004 and 2005 are summarized as follows:

	Won (millions)
	2004		2005

Current income tax expense	W	443,436	234,102
Deferred income tax expense		28,022	174,375

		471,458	408,477
Income taxes of subsidiaries		379,334	413,282

Income taxes	W	850,792	821,759

Effective tax rate	W	36.6%	34.9%

(24)	Earnings Per Share

Earnings per common share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding for the six-periods ended June 30, 2004 and 2005 as follows:

	Won (millions)
	2004		2005

Net income in million Won	W	1,461,918	1,524,844
Weighted-average number of common
shares outstanding		629,858,023	629,708,023

Earnings per common share in Won	W	2,321	2,422

Diluted earnings per share for the six-month periods ended June 30, 2004 and 2005 are calculated as follows:

	Won (millions)
	2004		2005

Net income in million Won	W	1,461,918	1,524,844
Exchangeable bond interest in million Won		1,617	2,296

		1,463,535	1,527,140

Weighted-average number of common shares and diluted securities outstanding		639,857,870	639,707,870

Diluted earnings per share in Won	W	2,287	2,387

(25)	Transactions and Balances with Related Companies
(a)	Transactions with related parties for the six-month periods ended June 30, 2004 and 2005 are as follows. These were eliminated in the consolidation:

		Won (millions)
Related party	Transaction	2004		2005

Sales and other income:
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	W	65,380	59,421
Korea South-East Power Co., Ltd.	"		13,814	20,112
Korea Midland Power Co., Ltd.	"		9,902	12,366
Korea Western Power Co., Ltd.	"		12,995	18,476
Korea Southern Power Co., Ltd.	"		8,241	8,973
Korea East-West Power Co., Ltd.	"		15,430	18,012
Others	"		48,568	42,802

		W	174,330	180,162

Purchases and others:
Korea Hydro & Nuclear Power Co., Ltd.	Purchase of electricity and others	W	2,348,664	2,790,616
Korea South-East Power Co., Ltd.	"		753,578	958,435
Korea Midland Power Co., Ltd.	"		969,316	969,685
Korea Western Power Co., Ltd.	"		992,947	1,094,614
Korea Southern Power Co., Ltd.	"		1,387,712	1,349,439
Korea East-West Power Co., Ltd.	"		986,583	1,027,158
Korea Power Engineering Co., Inc.	Designing of the power plant and others		6,803	8,176
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance		20,320	22,150
Korea Electric Power Data Network , Co., Ltd.	Maintenance of computer system		131,724	107,266
Others	Commissions for service and others		68,938	95,610

		W	7,666,585	8,423,149

(b)	Receivables arising from related parties transactions as of December 31, 2004 and June 30, 2005 are as follows. These were eliminated in the consolidation:

	Won (millions)
	2004
	Trade		Other
Related party	receivables		receivables	Total

Korea Hydro & Nuclear Power Co., Ltd.	W	—	7,185	7,185
Korea South-East Power Co., Ltd.		1,984	1,130	3,114
Korea Midland Power Co., Ltd.		183	9,808	9,991
Korea Western Power Co., Ltd.		2,115	114	2,229
Korea Southern Power Co., Ltd.		1,242	199	1,441
Korea East-West Power Co., Ltd.		2,306	101	2,407
Others		4,790	9,903	14,693

	W	12,620	28,440	41,060

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(25)	Transactions and Balances with Related Companies , Continued

	Won (millions)
	2005
	Trade		Other
Related party	receivables		receivables	Total

Korea Hydro & Nuclear Power Co., Ltd.	W	—	292	292
Korea South-East Power Co., Ltd.		2,521	84	2,605
Korea Midland Power Co., Ltd.		1,909	12,208	14,117
Korea Western Power Co., Ltd.		3,181	83	3,264
Korea Southern Power Co., Ltd.		1,344	363	1,707
Korea East-West Power Co., Ltd.		1,409	102	1,511
Others		484	12,222	12,706

	W	10,848	25,354	36,202

(c)	Payables arising from related parties transactions as of December 31, 2004 and June 30, 2005 are as follows. These were eliminated in the consolidation:

	Won (millions)
	2004
	Trade		Other
Related party	payables		payables	Total

Korea Hydro & Nuclear Power Co., Ltd.	W	403,299	48	403,347
Korea South-East Power Co., Ltd.		153,429	111	153,540
Korea Midland Power Co., Ltd.		146,735	8,458	155,193
Korea Western Power Co., Ltd.		169,362	117	169,479
Korea Southern Power Co., Ltd.		227,978	84	228,062
Korea East-West Power Co., Ltd.		160,231	126	160,357
Korea Power Engineering Co., Inc.		—	1,515	1,515
Korea Plant Service & Engineering Co., Ltd.		—	6,275	6,275
Korea Electric Power Data Network Co., Ltd.		—	43,845	43,845
Others		1,044	17,453	18,497

	W	1,262,078	78,032	1,340,110

	Won (millions)
	2005
	Trade		Other
Related party	payables		payables	Total

Korea Hydro & Nuclear Power Co., Ltd.	W	374,888	114	375,002
Korea South-East Power Co., Ltd.		127,411	947	128,358
Korea Midland Power Co., Ltd.		148,152	161	148,313
Korea Western Power Co., Ltd.		139,493	544	140,037
Korea Southern Power Co., Ltd.		178,614	118	178,732
Korea East-West Power Co., Ltd.		138,667	126	138,793
Korea Power Engineering Co., Inc.		—	5,368	5,368
Korea Plant Service & Engineering Co., Ltd.		—	4,077	4,077
Korea Electric Power Data Network Co., Ltd.		—	24,829	24,829
Others		203	18,643	18,846

	W	1,107,428	54,927	1,162,355

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(25)	Transactions and Balances with Related Companies, Continued
(d)	The guarantees KEPCO has provided for related companies as of June 30, 2005 are as follows:
Won (millions),

Type	Loan type	Guaranteed company	Financial institutions	US$(thousands)

Payment guarantee	Foreign currency loan	KEPCO International Hong Kong Ltd.	Nippon Life Insurance	US$	82,006
		”	Norinchukin Bank		35,000
		”	Korea Development Bank		2,318
		KEPCO International Philippines Inc.	Korea Development Bank		18,174
Other(*2)	Other	KEPCO Ilijan Co.			105,000

				US$	242,498

Joint liability on guarantee(*1)	Spin-off of power generation subsidiaries	six power generation subsidiaries	Korea Development Bank and others	W	176,035
(*1) The Company has the joint and several responsibilities with the generation subsidiaries to repay those debts, which were transferred and outstanding at the time of spin-off on April 2, 2001, under the Commercial Code of the Republic of Korea. The balance of the power generation subsidiaries’ debts for which the Company has those joint and several responsibilities as of June 30, 2005 is W 176,035 million.

(*2) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$337,246 thousand as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees to the extent not exceeding US$72,000 thousand for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees to the extent not exceeding US$33,000 thousand for the repayment of that borrowing.

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(25)	Transactions and Balances with Related Companies, Continued
(e)	The guarantees provided by related companies for KEOCO as of June 30, 2005 are as follows:

		Won (millions), USD, JPY, EUR and GBP (thousands)
					Balance of
					borrowing as of
					June, 30
Type	Related party	Currency	Guaranteed amounts	Type of borrowings	2005

Payment guarantee (*1)	Korea Development Bank	USD	1,444,115	Commercial borrowings	USD1,101,195

		JPY	76,074,647	Foreign currency bond	JPY75,500,000

		GBP	28,626	”	GBP24,467

Joint liability on guarantee (*2)	six power generation subsidiaries	KRW	61,529	Long-term debts Domestic debentures	KRW61,529
(*1) Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of June 30, 2005, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan.

(*2) As described note 26(d), the balance of KEPCO’s borrowings for which six power generation subsidiaries have the joint and several responsibilities is W61,529 million as of June 30, 2005.
(26)	Commitments and Contingencies

The Company is engaged in 289 lawsuits as a defendant and 45 lawsuits as a plaintiff. The total amount claimed against the Company is W 280,672 million and the total amount claimed by the Company is W 11,011 million as of June 30, 2005. The outcome of these lawsuits cannot presently be determined. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

The Company has been provided a credit (overdraft) line amounting to W 2,134,000 million by banks including the National Agricultural Cooperative Federation as of June 30, 2005.

The Company has provided 1 promissory note of W 1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been temporarily suspended from December 1, 2003 due to the political environments surrounding the Korean peninsula.

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(26)	Commitments and Contingencies, Continued

The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from these companies amounted to W1,019,528 million for the six-month period ended June 30, 2005.

(27)	Segment Information
(a)	The following table provides information for each operating segment for the six-month period ended June 30, 2004.

	Won (million)
	2004
	Electric business
	Transmission		Power		Consolidation
	& distribution		generation	All other	adjustment	Consolidated

Unaffiliated revenues	W	11,005,352	—	369,411	—	11,374,763
Intersegment revenues		109,255	7,404,939	508,330	(8,022,524)	—

Total revenues		11,114,607	7,404,939	877,741	(8,022,524)	11,374,763

Cost of goods sold		(9,710,873)	(6,157,073)	(635,215)	8,002,115	(8,501,046)
Selling and administrative expenses		(467,148)	(89,247)	(43,676)	16,327	(583,744)

Operating income		936,586	1,158,619	198,850	(4,082)	2,289,973

Interest income		19,546	23,448	10,991	(467)	53,518
Interest expense		(298,721)	(76,028)	(19,473)	1,000	(393,222)
Gain on valuation using the equity method of accounting		991,731	—	12,708	(908,527)	95,912
Other income, net		285,566	(20,300)	543	13,454	279,263

Earnings before income tax		1,934,708	1,085,739	203,619	(898,622)	2,325,444
Income tax expense		(471,458)	(358,707)	(22,143)	1,516	(850,792)

Segment earning before minority interests	W	1,463,250	727,032	181,476	(897,106)	1,474,652

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(27)	Segment Information, Continued

The following table provides information for each operating segment for the six-month period ended June 30, 2005.

	Won (million)
	2005
	Electric business
	Transmission		Power		Consolidation
	& distribution		generation	All other	adjustment	Consolidated

Unaffiliated revenues	W	11,611,448	—	428,210	—	12,039,658
Intersegment revenues		180,162	8,283,608	318,727	(8,782,497)	—

Total revenues		11,791,610	8,283,608	746,937	(8,782,497)	12,039,658
Cost of goods sold		(10,585,895)	(6,649,646)	(609,226)	8,727,404	(9,117,363)
Selling and administrative expenses		(518,110)	(111,648)	(40,661)	13,343	(657,076)

Operating income		687,605	1,522,314	97,050	(41,750)	2,265,219

Interest income		9,589	18,518	16,080	(4,071)	40,116
Interest expense		(234,174)	(75,559)	(18,393)	4,071	(324,055)
Gain on valuation using the equity method of accounting		1,267,937	—	(167)	(1,161,473)	106,297
Other income, net		249,825	38,814	11,261	(29,318)	270,582

Earnings before income tax		1,980,782	1,504,087	105,831	(1,232,541)	2,358,159
Income tax expense		(408,477)	(410,992)	(16,997)	14,707	(821,759)

Segment earning before minority interests	W	1,572,305	1,093,095	88,834	(1,217,834)	1,536,400

(b)	The following table provides asset information for each operating segments as of December 31, 2004 and June 30, 2005.

	Won (million)
	Electric business
	Transmission		Power		Consolidation
	& distribution		generation	All other	adjustment	Consolidated
December 31, 2004
Utility and non-utility plant	W	29,945,572	32,607,650	964,454	(191,527)	63,326,149
Total assets		34,684,148	38,285,422	2,439,468	(1,755,353)	73,653,685

June 30, 2005
Utility and non-utility plant	W	30,754,631	32,448,688	946,997	(169,974)	63,980,342
Total assets		35,587,151	38,599,290	2,428,215	(1,617,223)	74,997,433

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(28)	Employee Welfare and Contributions to Society

For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance.

The Company donated W 135,489 million and W 87,958 million to the fund for the welfare of the Company’s employees and others for the six-month periods ended June 30, 2005 and 2004, respectively.

(29)	Reconciliation to United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s financial statements are described below. Other differences do not have a significant effect on either consolidated net earnings or stockholders’ equity.
(a)	Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and Assets Revaluation Law of Korea. In connection with the revaluation, a new basis for depreciation is established. Asset revaluation is not permitted after January 1, 2001.

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on the sale of property, plant and equipment under U.S. GAAP.

(b)	Special Depreciation

Under Korean GAAP, special depreciation allowed prior to 1994, which represents accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes, is not recognized under U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to the Company’s normal depreciation method, based on the economic useful life of the asset.

(c)	Accounting for Regulation

US GAAP, pursuant to SFAS No. 71 — “Accounting for the Effects of Certain Types of Regulation” — differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future rates.

The Government of the Republic of Korea approves the rates that the Company charges to its customers. The Company’s utility rates are designed to recover its reasonable costs plus a fair investment return. However, as discussed in Note 1(a), on April 2, 2001, six power generation

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(c)	Accounting for Regulation, Continued

subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No. 71. Accordingly, since 2001, only the Company’s power transmission and distribution divisions have been subject to the criteria for the application of SFAS No. 71.

The Company recognizes a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of electric rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

The following table shows the components of regulated liabilities as of December 31, 2004 and June 30, 2005.

				U.S. dollars (note 2)
	Won (million)			(thousands)
	2004		2005	2005

Foreign currency translation	W	900,811	855,176	$834,807
Reserve for self-insurance		(93,352)	(92,588)	(90,383)
Deferred income taxes		(1,465,466)	(1,627,032)	(1,588,278)

	W	(658,007)	(864,444)	$(843,854)

In June 2001, the Ministry of Commerce, Industry and Energy announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only the Company’s deferred income taxes caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate making purpose.

The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over weighted-averaged useful life of property, plant and equipment.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

(d)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, KEPCO’s share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices is reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from KEPCO’s use of the utility plant. KEPCO meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(e)	Foreign Currency Translation

As discussed in Note 1, under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on the borrowings associated with property, plant and equipment during the construction period.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) are included in the results of operations for the current period. The amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP are reversed into results of operations for the current period under U.S. GAAP.

Under Korean GAAP, the convertible bond denominated in a foreign currency are regarded as non-monetary liabilities since they have equity like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S.GAAP, the convertible bond denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(f)	Deferred Income Taxes

Under Korean GAAP, a deferred tax asset is recognized only when its realization is probable. An appropriate write-down of a previously recognized deferred tax asset is deducted directly from the deferred tax asset with a corresponding increase to income tax expense.

In addition, under Korean GAAP, additional provisions or reversals of previously provided liabilities arising from the finalization of income tax returns, the filing of amended tax returns or examinations of prior year tax returns by tax authorities are not reported as income tax expense but instead recorded within other income (expense).

Under U.S. GAAP, a deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. Deferred tax assets are not directly written down. Rather, a valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. The valuation allowance is established through a charge to income tax expense. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carry forwards, shall be classified according to the expected reversal date of the temporary difference. Additional provisions or reversals of previously provided liabilities arising from the finalization of income tax returns, the filing of amended tax returns or examinations of prior year tax returns by tax authorities represent changes in estimate, and are reported as a component of income tax expense.

For U.S. GAAP purposes, the Company is required to make a deferred tax adjustment for the differences between Korean GAAP and U.S. GAAP.

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(g)	Liabilities for Decommissioning Costs

In October 2004, Korea Accounting Standard Board issued Statement of Korea Accounting Standards (“SKAS”) No. 17 “Provision and Contingent Liability & Asset”. In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of a change in accounting up to prior year into current year retained earnings.

Under U.S. GAAP, the Company continues to apply SFAS No. 143 during 2004.

As of and for the year ended December 31, 2004, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:
•	Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SFAS No. 143 (6.94% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SKAS No. 17 (4.36% as of December 2004).

•	Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and shall be reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

•	Under U.S. GAAP, revisions to either the timing or the amount of the original estimate of the undiscounted cash flows is reflected within current year accretion expense or adjustment to the asset retirement cost as a change in estimate. Under Korean GAAP, as required by SKAS No. 17, the cumulative effect of the change in accounting included any changes in estimate that took place during 2004. Accordingly, the 2004 accretion expense under Korean GAAP does not include the change in estimate impact that is recorded within accretion expense under U.S. GAAP.
As explained in Note 1 (o) “Liability for Decommissioning Costs and Self-Insurance”, the Company has accrued W 6,259,369 million and W 6,655,161 million for the cost of dismantling and decontaminating existing nuclear power plants as of December 31, 2004 and June 30, 2005 in accordance with the Korean Electricity Business Act.

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(g)	Liabilities for Decommissioning Costs, Continued

Adjustments to capitalized asset retirement costs and liabilities for decommissioning costs additionally subtracted under U.S. GAAP as of December 31, 2004 and June 30, 2005 is as follows:

				U.S. dollars (note 2)
	Won (million)			(thousands)
	2004		2005	2005

Capitalized asset retirement cost, net of accumulated depreciation	W	(1,022,249)	(968,343)	$(945,278)
Asset retirement obligation		2,195,538	2,197,601	2,145,257

	W	1,173,289	1,229,258	$1,199,979

As of December 31, 2004 and June 30, 2005, asset retirement obligation amounted to W 4,063,830 million and W 4,457,561 million under U.S. GAAP, respectively.

A reconciliation of the Company’s asset retirement obligation liability (after adoption of SFAS No. 143) for the year ended June 30, 2005 under U.S. GAAP is as follows:

			U.S. dollars (note 2)
	Won (million)		(thousands)
	2005		2005

January 1, 2005	W	4,063,830	$3,967,034
Liabilities incurred		281,639	274,931
Accretion expense		131,586	128,452
Payments		(19,494)	(19,030)

Asset retirement obligation	W	4,457,561	$4,351,387

(h)	Convertible bonds

Under Korean GAAP, the value of the conversion rights are recognized as capital surplus.

Under U.S. GAAP, per SFAS No. 133, a conversion right would not be considered a derivative since the Company is the issuer of the right. Accordingly, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature.

(i)	Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of shareholder’s equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented between the liability section and the stockholders’ equity section in the consolidated balance sheet.

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(j)	Reserve for self-insurance

Under Korean GAAP, in accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(k)	Comprehensive Income

Effective January 1, 1998, the Company adopted the provision of SFAS No.130 — “Reporting Comprehensive Income”, which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Such a presentation is not required under Korean GAAP. Comprehensive income for the years ended June 30, 2004 and 2005 is summarized as follows:

				U.S. dollars (note 2)
	Won (million)			(thousands)
	2004		2005	2005

Net income as adjusted in accordance with U.S. GAAP	W	1,849,187	1,707,180	$1,666,517
Other comprehensive income, net of tax:
Overseas operations translation		(10,651)	(1,959)	(1,912)
Unrealized gains (losses) on investments		2,372	9,817	9,583
Deferred gains (losses) on cash flow hedges		1,359	9,588	9,360

Comprehensive income as adjusted in accordance with U.S. GAAP	W	1,842,267	1,724,626	$1,683,548

Accumulated other comprehensive balances, net of tax:
Overseas operations translation		(79,502)	(108,919)	(106,325)
Unrealized gains (losses) on investments		(18,190)	(8,306)	(8,108)
Deferred gains (losses) on cash flow hedges		(621)	(10,365)	(10,118)

	W	(98,313)	(127,590)	$(124,551)

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(l)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:
(i)	Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables:

The carrying amount approximates fair value because of the nature or short maturity of those instruments.

(ii)	Investments.

The fair value of market-traded investments is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

(iii)	Long-term debt

The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.
The estimated fair values of the Company’s financial instruments at December 31, 2004 and June 30, 2005 are summarized as follow (won in millions):

	Won (million)
	2004			2005
	Carrying		Fair	Carrying		Fair
	amount		value	amount		value

Cash and cash equivalents	W	1,669,497	1,669,497	W	1,706,730	1,706,730
Short-term financial instruments		158,968	158,968		462,416	462,416
Trade receivables and account receivables-other		2,200,088	2,200,088		1,873,292	1,873,292
Investments:
Practicable to estimate fair value		12,298	12,298		15,315	15,315
Not practicable		147,117	N/A		151,601	N/A
Short-term borrowings		(413,609)	(413,609)		(1,343,264)	(1,343,264)
Trade payables and accounts payable-other		(1,607,610)	(1,607,610)		(1,326,722)	(1,326,722)
Long-term debt, including current portion		(19,335,895)	(19,506,964)		(18,683,813)	(18,777,159)
Currency and interest swaps, net		(51,753)	(51,753)		(157,290)	(157,290)
Other		(6)	(6)		(11)	(11)

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(m)	Benefits expected to be paid in the future

As of Dec. 31, 2004 and Jun. 30, 2005, the future severance benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

				U.S. dollars (note 2)
	Won (million)			(thousands)
	2004		2005	2005

2005	W	15,109	19,631	$19,163
2006		25,419	26,183	25,559
2007		34,144	30,395	29,671
2008		40,822	30,196	29,477
2009		45,265	36,398	35,531
2010~2014		300,350	222,865	217,557
(n)	Recent changes in U.S. GAAP

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FIN No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial report for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional liability for decommissioning cost when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005.

(o)	Effect on Net Income and Stockholders’ Equity

The effects of the significant adjustments to net income and stockholders’ equity that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

				U.S. dollars (note 2)
	Won (million)			(thousands)
	2004		2005	2005

Net income under Korean GAAP	W	1,461,918	1,524,844	$1,488,524

Asset revaluation		305,684	234,257	228,677
Special depreciation		(9,188)	(3,676)	(3,588)
Regulated operations		(181,916)	(206,437)	(201,519)
Capitalized foreign currency translation		104,088	121,696	118,798
Reversal of eliminated profit on transactions with subsidiaries and affiliates		(4,877)	1,419	1,385
Asset retirement obligation		60,721	55,968	54,635
Reserve for self-insurance		(324)	(764)	(746)
Convertible bonds		50,742	43,042	42,017
Deferred income taxes		62,338	(63,169)	(61,664)

Net income as adjusted under U.S. GAAP	W	1,849,186	1,707,180	$1,666,519

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(p)	Effect on Net Income and Stockholders’ Equity, continued

				U.S. dollars (note 2)
	Won (million)			(thousands)
	2004		2005	2005

Stockholders’ equity under Korean GAAP	W	40,602,282	41,432,420	$40,445,549

Adjustments:
Utility plant
Asset revaluation		(7,924,482)	(7,700,231)	(7,516,821)
Capitalized asset retirement cost		(1,022,249)	(968,343)	(945,278)
Special depreciation		19,902	16,225	15,839
Capitalized foreign currency translation		(1,771,795)	(1,650,099)	(1,610,796)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		140,653	142,072	138,688

Investment securities
Asset revaluation		(102,079)	(92,074)	(89,881)

Deferred income taxes		2,316,502	2,246,715	2,193,201

Liabilities
Asset retirement obligation		2,195,538	2,197,601	2,145,257
Regulated operation		(658,007)	(864,444)	(843,854)
Reserve for self-insurance		93,352	92,588	90,383
Convertible bonds		(19,530)	7,834	7,647
Minority interests		(123,099)	(128,955)	(125,883)

Stockholders’ equity under U.S. GAAP	W	33,746,988	34,731,309	$33,904,051

The reconciliation of utility plant and non-utility plant from Korean GAAP to U.S. GAAP at December 31, 2004 and June 30, 2005 is as follows:

				U.S. dollars (note 2)
	Won (million)			(thousands)
	2004		2005	2005

Utility plant and non-utility plant, net under Korean GAAP	W	63,326,149	63,980,341	$62,456,405

Asset revaluation		(7,924,482)	(7,700,231)	(7,516,821)
Special depreciation		19,902	16,225	15,839
Capitalized foreign currency translation		(1,771,795)	(1,650,099)	(1,610,796)
Capitalized asset retirement cost, net		(1,022,249)	(968,343)	(945,278)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		140,653	142,072	138,688

Utility plant and non-utility plant, net under U.S. GAAP	W	52,768,178	53,819,965	$52,538,037

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(p)	Effect on Net Income and Stockholders’ Equity, continued

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2004 and June 30, 2005, computed under U.S. GAAP, and a description of the financial statement items that created these differences as follows:

				U.S. dollars (note 2)
	Won (million)			(thousands)
	2004		2005	2005

Deferred tax assets adjustment:
Asset revaluation	W	1,980,310	1,916,014	$1,870,377
Convertible bond		5,371	—	—
Regulated operation		180,952	237,722	232,060
Capitalized foreign currency translation		487,244	453,777	442,969
Decommissioning cost		1,721,326	1,830,170	1,786,578
Others		175,126	149,609	146,045

Total deferred tax assets	W	4,550,329	4,587,292	$4,478,029

Deferred tax liabilities adjustment:
Special depreciation	W	5,473	4,462	$4,356
Convertible bond		—	2,154	2,103
Asset retirement obligation		322,654	338,046	329,994
Investment in social overhead capital		260,280	242,439	236,664
Reserve for self-insurance		25,672	25,462	24,856
Investment in subsidiaries and affiliates		1,979,941	2,149,995	2,098,785

Total deferred tax liabilities		2,594,020	2,762,558	2,696,758

Net deferred tax asset under U.S. GAAP	W	1,956,309	1,824,734	$1,781,271

Deferred tax liabilities under Korean GAAP		360,193	421,980	411,929

Total U.S. GAAP adjustments related to deferred income taxes	W	2,316,502	2,246,714	$2,193,200

Korea Electric Power Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(29)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(p)	Effect on Net Income and Stockholders’ Equity, continued

Earning per share for the year ended June 30, 2004 and 2005 under U.S. GAAP are as follows:

	Korea Won			U.S. dollars (note 2)
	(In millions, except			(In thousands,
	per share data)			except per share data)
	2004		2005	2005

Net income under U.S. GAAP	W	1,849,186	1,707,180	$1,666,517
Effect of dilutive securities		(1,427)	2,296	2,241

Adjusted net income	W	1,847,759	1,709,476	$1,668,758

Weighted average number of shares		629,858,023	629,708,023	629,708,023
Effect of dilutive securities		9,999,847	9,999,847	9,999,847

Adjusted average number of shares		639,857,870	639,707,870	639,707,870

Basic earnings per share as adjusted in accordance with U.S. GAAP (in Won)	W	2,936	2,711	$2,646

Diluted earnings per share as adjusted in accordance with U.S. GAAP (in Won)	W	2,888	2,672	$2,609